GLOBAL FOOD TECHNOLOGIES, INC.
113 Court Street
Hanford, CA 93230

March 6, 2008

VIA EDGAR

Mark K. Brunhofer
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Food Technologies, Inc.
Item 4.01 8-K Filed December 10, 2007
SEC File No. 0-31385

Dear Mr. Brunhofer:

This letter is a follow up to my letter dated January 10, 2008, which was in response to your letter dated December 13, 2007. Pursuant to subsequent conversations and your December 13 letter, Global Food Technologies, Inc. (the “Company”) hereby acknowledges that is has been advised of the following regarding the above-referenced 8-K filing, as amended (the “Filing”):

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Marshall F. Sparks

Marshall F. Sparks, CFO